May 6, 2010

John Lund, President
Safer Shot, Inc.
1658 East 5600 South
Salt Lake City, Utah 84121

> RE: **Safer Shot, Inc.**
> **Form 10-K FYE September 30, 2009**
> **Filed January 15, 2010 and amended January 27, 2010;**
> **Form 10-Q for quarter ended December 31, 2009**
> **File No. 0-28769**

Dear Mr. Lund:

We have reviewed your response filed April 19, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to amend your Form 10-K to comply with certain comments of our letter dated March 17, 2010. Please provide us with the revisions that you intend to include in your amended Form 10-K.

2. We note your response to prior comment one of our letter dated March 17, 2010 and the statement that "[i]t is believed that compliance with state laws are the overriding considerations for conducting necessary business for the company." We also note the statement in the Form 8-K filed February 25, 2010 that a majority of the shareholders voted to appoint Michael Black as Chief Financial Officer at a special meeting of the

shareholders held on February 18, 2010. We reissue comment one. Please advise us what consideration was given to the application of the proxy rules to any voting materials used in connection with the special meetings on January 28, 2010 and February 18, 2010. For example, see Regulation 14C and Rule 14c-2.

Part I.

Item 1. Description of Business

3. We note your responses to comments two and four in your letter dated April 16, 2010. Please revise the Exhibit Index to list each agreement and incorporate by reference to the report in which each was originally filed. See Item 601(a)(2) of Regulation S-K.

Part III.

Item 13. Exhibits

4 We note your response to comment seven from our letter dated March 17, 2010. Please revise the Exhibit Index to reflect the filing of the January 29, 2008 bridge loan agreement. In this regard, it does not appear that your response addressed the agreements referenced in the second sentence of prior comment seven. Please revise or advise.

Item 14. Controls and Procedures

Evaluation of Internal Control Over Financial Reporting, page 10

5 We note your response to comment 10 in our letter dated March 17, 2010. In light of the amendment to Form 10-K and the financial statement revisions that may be recorded in connection with this compliance review you should reassess whether your original conclusions as to effectiveness are still appropriate and modify or supplement your original disclosure to include any other material information necessary so as not to be misleading. For example, Item 308T.(a)(3) of Regulation S-K requires you to disclose any material weaknesses in internal control over financial reporting. In doing so you should describe when management identified the material weakness, when the weakness began, if it still exists at the end of the reporting period and your remediation plans.

Balance Sheets, page F-2

6 We note your response to comment 14 in our letter dated March 17, 2010. In your amendment to Form 10-K please expand your plant and equipment footnote to list the amounts capitalized by fixed asset class. Also, expand management's discussion and

analysis on page 4 to include a discussion of any assets not placed in production, its current stage of completion, and the estimated date the assets will be placed in production or state why a date cannot be reasonably estimated.   See FASB ASC 360-10-50-1.

Note 9 – Prepaid Financing, page F-10

7   We note your response to comment 17 with respect to the derivative liability in our letter dated March 17, 2010. It appears each promissory note includes defined maturity dates, generally 150 days from the date of advance. We refer you to Exhibit 10.1 to Form 8-K filed on June 5, 2007. Please clarify whether the $500,000 prepaid financing represented the fair value of the detachable warrants issued. If so, explain to us whether the amount allocated to the warrants represents the pro rata allocation between the fair value of the warrants and the fair value of the debt. In addition, please tell us why you have elected to amortize prepaid financing over ten years rather than the earliest stated redemption date regardless of the redemption's occurrence. Please include your basis in U.S. GAAP to support your conclusion.

8   We note from your response to comment 17 that you wrote-off derivative liabilities because the stock price fell below the strike price. Please explain to us what instruments comprise these derivatives, how you recorded the write-off of the derivative liabilities in your financial statements, and the basis in U.S. GAAP for writing-off the derivative liabilities as a result of your stock price falling below the warrants' strike price. In addition, clarify whether you recorded a beneficial conversion feature pursuant to EITF 98-5, and if so, how you measured the amount of the beneficial conversion feature.

9   We note your response to comment 17 with respect to the components of other comprehensive income in our letter dated March 17, 2010. Based on the response you provided these items do not qualify as components of other comprehensive income. See FASB ASC 220-10-55-2 and -3 and SAB Topic 14.F. Please revise your financial statements to reclassify these amounts in the applicable income statement captions.

Form 10-Q for the fiscal quarter ended December 31, 2009

Item 3. Controls and Procedures, page 8

10. We note your disclosure that an evaluation was conducted within 90 day prior to filing the quarterly report and that disclosure controls and procedures (DC&P) have functioned effectively. Please revise and disclose the officers' conclusions regarding the effectiveness, not functionality, of the registrant's DC&P as of the end of the period covered by this report. See Item 307 of Regulation S-K.

11. We note your disclosure that "[t]here have been no changes in the Company's internal controls or in other factors since the date of the Chief Executive Officer's and Chief Financial Officer's evaluation that could significantly affect these internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses." Revise to state clearly if there were *any* changes in your internal control over financial reporting that occurred during this fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In your response, explain how you considered those changes in controls that resulted in you changing your conclusion on the effectiveness of DC&P from ineffective at September 30, 2009 to effective at December 31, 2009. See Item 308(c) of Regulation S-K.

Closing Comments

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

     Please contact Brian McAllister, accountant, at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551- 3536 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: via fax to Michael Black, CFO
               (410) 263-4485